

Marc Conneely · 3rd

Chief Executive, WedFun App

Manhattan Beach, California, United States · Contact info

500+ connections

WedFun App

Experience

Chief Executive

WedFun App

Jan 2018 – Present · 3 yrs 10 mos

Manhattan Beach, California, United States

WedFun is the Worlds first Netflix-type Wedding TV Streaming Channel & Online Wedding Planning App, together in one App for couples planning the best wedding ever - theirs.

President

WEDDING TV LTD

2006 – 2015 · 9 yrs

London, United Kingdom

Founder; Wedding TV Network
Winner: Best Specialist TV Channel 2008
Winner: Best Daytime Channel 2009

Senior Vice President

Showtime Networks Inc.

2003 – 2006 · 3 yrs

Dubai, United Arab Emirates

Increased sales 200% across Middle East; Saudi Arabia, UAE, Qatar, Jordan and Egypt.

Head of Pay-Per-View

Sky

1997 – 2003 · 6 yrs

London, United Kingdom

Hand-picked to set up Sky's first Pay-Per-View live events across Europe, Music, WWE, UFC, Football & Boxing.

President, MTV China

MTV Russia

1994 – 1997 · 3 yrs

Hong Kong, China

Relocated to Hong Kong. Built crucial ties with Chinese Government and Central Television Athority.

Show 1 more experience

Education

All Saints College - Huddersfield, England

Volunteer experience

Chairman
UKares
2012 – Present · 9 yrs
Social Services

The UKares Foundation is an organisation that helps and assists British and Commonwealth families and individuals living abroad in times of dire need, transition or crisis.

Founded in 2012, UKares is a non-profit goodwill organisation providing guidance, kindness and support to individuals and families transitioning from UK and Commonwealth countries to the Greater Los Angeles area.

Members of the group know firsthand what it is like moving abroad and understand the cultural differences that await new Angelenos.

Learn more: http://ukares.org/
Video interview: http://youtu.be/nfBeg2hryow